NELSON MULLINS RILEY & SCARBOROUGH LLP ATTORNEYS AND COUNSELORS AT LAW
Andrew M. Tucker T: 202.689.2987 Andy.tucker@nelsonmullins.com	101 Constitution Avenue, NW Suite 900 Washington D.C., 20001 T: 202.689.2800 F: 202.689.2860 nelsonmullins.com

June 27, 2023

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Attention:	Isabel Rivera
Pam Howell

RE:	United Homes Group, Inc.
Registration Statement on Form S-1
Filed April 28, 2023
File No. 333-271527

Ladies and Gentlemen:

On behalf of United Homes Group, Inc. (the “Company”), we are hereby responding to the letter dated May 9, 2023 (the “Comment Letter”) from the staff (the “Staff”) of the Securities and Exchange Commission (“SEC” or the “Commission”), regarding the Company’s Registration Statement on Form S-1 filed on April 28, 2023 (the “Registration Statement”). In response to the Comment Letter and to update certain information in the Registration Statement, the Company is submitting its Amendment No. 1 to the Registration Statement (the “Amended Registration Statement”) with the Commission today. The numbered paragraphs below correspond to the numbered comments in the Comment Letter, and the Staff’s comments are presented in bold italics.

Form S-1 filed April 28, 2023

General

1.	Revise your prospectus to disclose the price that each selling stockholder paid for the securities being registered for resale. Highlight any differences in the current trading price, the prices that the selling stockholder acquired their shares and notes, and the price that the public stockholders acquired their shares. Disclose that while the selling stockholders may experience a positive rate of return based on the current trading price, the public stockholders may not experience a similar rate of return on the securities they purchased due to differences in the purchase prices and the current trading price. Please also disclose the potential profit the selling stockholders will earn based on the current trading price. Lastly, please include appropriate risk factor disclosure.

Response: The Company acknowledges the Staff’s comment and advises the Staff that it has revised the disclosure throughout, including on the cover page and pages 26-27 of the Amended Registration Statement as requested.

Prospectus Cover Page, page i

2.	For each of the securities being registered for resale, disclose the price that the selling stockholders paid for such securities.

Response: The Company acknowledges the Staff’s comment and advises the Staff that it has revised the disclosure on the cover page and throughout the Amended Registration Statement as requested.

Summary, page 1

3.	Please expand your discussion here and elsewhere in the prospectus to reflect the fact that this offering involves the potential sale of a substantial portion of shares for resale and discuss how such sales could impact the market price of the company’s common stock. Your discussion should highlight the fact that PIPE investors will be able to sell their shares for so long as the registration statement of which this prospectus forms a part is available for use.

Response: The Company acknowledges the Staff’s comment and advises the Staff that it has revised the disclosure on the cover page and pages 2 and 27 of the Amended Registration Statement as requested.

Risk Factors, page 8

4.	Please revise to update your risk factor disclosure throughout the filing and address areas that appear to need updating or that present inconsistencies. Non-exclusive examples of areas where disclosure should be updated are as follows:

•	Your risk factor disclosure on page 24 states that “[t]here may be a large number of Class A Common Shares that could be sold in the market following the completion of the Business Combination or shortly thereafter.” This disclosure should be revised in light of this prospectus facilitating those resales.

•	Your risk factor disclosure on page 30 notes that “the Private Placement Warrants . . .. may not, subject to certain limited exceptions, be transferred, assigned or sold by the Sponsor or Anchor Investors until 30 days after the completion of an initial business combination.” Given that the initial business combination was consummated on March 30, 2023, please update your disclosure here and throughout your prospectus to reflect this development.

Response: The Company acknowledges the Staff’s comment and advises the Staff that it has revised the disclosure throughout, including on pages 26-27 and 33-34 of the Amended Registration Statement as requested.

5.	Please include an additional risk factor highlighting the negative pressure potential sales of shares pursuant to this registration statement and your concurrent registration statement could have on the public trading price of the Class A common stock. To illustrate this risk, disclose the purchase price of the securities being registered for resale and the percentage that these shares currently represent of the total number of shares outstanding. Also disclose that even though the current trading price is at or significantly below the SPAC IPO price, the private investors have an incentive to sell because they will still profit on sales because of the lower price that they purchased their shares than the public investors.

Response: The Company acknowledges the Staff’s comment respectfully notes that, as of the date of the Amended Registration Statement, the current trading price is above the SPAC IPO price. However, the Company advises the Staff that it has revised the disclosure on the cover page and in the existing risk factor, captioned “Resales of the Class A Common Shares could depress the market price of the Class A Common Shares of UHG,” on pages 26-27 of the Amended Registration Statement as requested.

Management’s Discussion and Analysis of Financial Condition and Results of Operation, page 49

6.	It appears that many of the projections for the year ended December 31, 2022, as set forth in the unaudited prospective financial information management prepared and provided to the Board, the company’s financial advisors and Diamondhead Holdings Corp. in connection with the evaluation of the business combination, were not met. For example, we note that the projected revenues for 2022 were $515.5 million and your actual 2022 revenues were approximately $477.0 million and projected home closings for 2022 were 1,736, but the actual closings were 1,605, representing a decrease from 2021. Please update your disclosure in Liquidity and Capital Resources, and elsewhere, to provide updated information about the company’s financial position and further risks to the business operations and liquidity in light of these circumstances.

Response: The Company acknowledges the Staff’s comment and advises the Staff that it has revised the disclosure beginning on page 65 of the Amended Registration Statement as requested.

7.	We note your disclosure on page 52 regarding the negative impact on housing demand resulting from increased mortgage rates. Please update your disclosure to identify actions planned or taken, if any, to mitigate this result from inflationary pressures.

Response: The Company acknowledges the Staff’s comment and advises the Staff that it has revised the disclosure beginning on page 54 of the Amended Registration Statement as requested.

8.	We note your disclosure on page 61 that the Wells Fargo Syndicated Line will not be renewed after its July 2024 maturity date and “[t]he Company is in active pursuit of additional debt arrangements and does not expect any significant impact from a financial statement and liquidity perspective.” Please reconcile this disclosure with that on page 20 that “[i]f [you] are unable to find a new source of borrowing on acceptable terms . . . [it] could have a material adverse effect on [y]our operations and financial condition.”

Response: The Company acknowledges the Staff’s comment and advises the Staff that it has revised the disclosure on pages 21-22 and page 66 of the Amended Registration Statement as requested.

9.	In light of the significant number of redemptions from the extension and business combination and the unlikelihood that the company will receive significant proceeds from exercises of the warrants because of the disparity between the exercise price of the warrants and the current trading price of the Class A Common Shares, expand your discussion of capital resources to address any changes in the company’s liquidity position since the business combination. If the company is likely to have to seek additional capital, discuss the effect of this offering on the company’s ability to raise additional capital.

Response: The Company acknowledges the Staff’s comment and advises the Staff that it has revised the disclosure on page 64 of the Amended Registration Statement as requested.

Principal Stockholders, page 102

10.	Please revise to identify the natural person(s) with voting and/or dispositive control over the shares held by Antara Capital, PWN Trust 2018, MEN Trust 2018, and PMN Trust 2018. Refer to Item 403 of Regulation S-K.

Response: The Company acknowledges the Staff’s comment and advises the Staff that it has revised the disclosure on page 110 of the Amended Registration Statement as requested.

Signatures, page II-7

11.	Please include the signature of your principal accounting officer or controller. Refer to Instruction 1 to Signatures of Form S-1.

Response: The Company acknowledges the Staff’s comment and advises the Staff that it has revised the signature page of the Amended Registration Statement to reflect the capacities in which the signatories are acting.

*****

If you have any additional questions regarding any of our responses or the Amended Registration Statement, please do not hesitate to contact Andrew Tucker at (202) 689-2983.

Very truly yours,

/s/ Andrew M. Tucker

Andrew M. Tucker

cc: Michael Nieri, Chief Executive Officer, United Homes Group, Inc.